[LETTERHEAD OF AMERICAN EXPRESS COMPANY]

January 04, 2011

By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E
Washington, D.C. 20549

Re:	American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed February 26, 2010
File No. 001-07657

Dear Mr. Vaughn:

We refer to the letter dated December 23, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Daniel T. Henry, Executive Vice President and Chief Financial Officer of American Express Company (the “Company”) concerning the Company’s filings referenced above.

Following up on your conversation with Paul Karr and me on January 4, 2011, please let this letter serve to document the Company’s intention to respond to the Comment Letter by January 20th, 2011. As we discussed, we are making this request to assure that we have adequate time to develop an appropriate response to the Staff’s comments.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We value the time you offered to speak with us and appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2744.

Very truly yours,

/S/ Joan C. Amble
Joan C. Amble
Executive Vice President and
Corporate Comptroller

Cc:	Ms. Brittany Ebbertt
Richard Starr, Esq.
Mr. Ward R. Hamm, PricewaterhouseCoopers